





THE CEREGHINO GROUP
CORPORATE INVESTOR RELATIONS
5333 - 15TH AVENUE SOUTH, SUITE 1500
SEATTLE, WA 98108
206.762.0993
www.stockvalues.com

First Mutual Bancshares

CONTACT: John Valaas, President & CEO
Roger Mandery, EVP & CFO
425.455.7300

NEWS RELEASE

FIRST MUTUAL BANCSHARES DECLARES QUARTERLY CASH DIVIDEND

BELLEVUE, WA – February 27, 2006 – First Mutual Bancshares, Inc. (Nasdaq: FMSB) announced today its Board of Directors has declared a quarterly cash dividend of $0.10 per share. The dividend is payable on April 5, to shareholders of record March 15, 2006. First Mutual raised its quarterly dividend by 11% in 2005, and paid a $1.00 per share special cash dividend earlier this year.

Last month, First Mutual reported its 53rd consecutive quarter of year-over-year earnings growth, with fourth-quarter diluted earnings per share rising 13% from the same period in 2004. For the full year, earnings per share were $1.86, up 11% from $1.68 in 2004.

First Mutual's consistent performance has garnered attention from a number of sources. Keefe, Bruyette & Woods named First Mutual to its Honor Roll in 2005 and 2004 for the company's 10-year earnings per share growth rate. In August 2005, U.S. Banker magazine ranked First Mutual #34 in the Top 100 Publicly Traded Mid-Tier Banks, which includes those with less than $10 billion in assets, based on its three-year return on equity.

First Mutual Bancshares, Inc. is the holding company for its wholly owned subsidiary, First Mutual Bank, an independent, community-based bank that operates 12 full-service banking centers in the Puget Sound area and a sales finance office in Jacksonville, Florida.

www.firstmutual.com

- 0 -

Member FDIC

NOTE: Transmitted on Business Wire on February 27, 2006 at 3:30 a.m. PST.